 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Biostage, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

09074M202
(CUSIP Number)

June 10, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09074M202

1	NAME OF REPORTING PERSON

Harvard Bioscience, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		708,516 shares (1)
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0 shares
PERSON WITH	7	SOLE DISPOSITIVE POWER

708,516 shares (1)
	8	SHARED DISPOSITIVE POWER

0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

708,516 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Consists of 708,516 Shares (as defined below) currently issuable upon the conversion of 4,000 shares of Series E Convertible Preferred Stock held by the Reporting Person.

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CUSIP No. 09074M202

Item 1(a).	Name of Issuer:

Biostage, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

84 October Hill Road

Suite 11

Holliston, Massachusetts, 01746

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Harvard Bioscience, Inc. (the “Reporting Person”)

84 October Hill Road

Holliston, Massachusetts, 01746

Citizenship: Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (the “Shares”).

Item 2(e).	CUSIP Number:

09074M202

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

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CUSIP No. 09074M202

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on June 10, 2022, the Reporting Person held 4,000 shares of Series E Convertible Preferred Stock (the “Series E Preferred”). Each share of Series E Preferred may be converted into Shares by the Reporting Person into that number of Shares determined by dividing (i) the stated value plus all accrued and unpaid dividends, by (ii) a price per share equal to the average of the volume weighted average trading prices of the Shares for the most recently completed sixty (60) consecutive trading days prior to the date of determination. The Series E Preferred may not be converted if, after such conversion, the Reporting Person, together with the Reporting Person’s affiliates, and any persons acting as a group together with such Reporting Person or affiliates, would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, in excess of 9.99% of the number of Shares then issued and outstanding.

Based on the terms of the Series E Preferred, as of the close of business on June 10, 2022, the Reporting Person beneficially owned 708,516 Shares underlying the 4,000 Series E Preferred shares.

(b)	Percent of class:

The following percentage is based on a denominator that is the sum of: (a) 11,605,507 Shares outstanding as of May 16, 2022 as disclosed on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022 and (b) 708,516 Shares that may be acquired upon the conversion of certain shares of Series E Preferred, as applicable.

As of the close of business on June 10, 2022, the Reporting Person may be deemed to beneficially own approximately 5.8% of the outstanding Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

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CUSIP No. 09074M202

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 09074M202

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2022

HARVARD BIOSCIENCE, INC.

By:	/s/ Michael A. Rossi
Michael A. Rossi
Chief Financial Officer

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